                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED MARCH 31, 1999                COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



        INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE
              ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                       FORM 20-F _X_         FORM 40-F __

INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES ___     NO _X_

                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                      INDEX

PART 1.  FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, MARCH 31, 1999 AND
         DECEMBER 31, 1998.....................................................1

CONSOLIDATED STATEMENTS OF INCOME
         FOR THE THREE MONTHS ENDED
          MARCH 31, 1999 AND 1998..............................................2

CONSOLIDATED STATEMENTS OF CASH FLOW
         FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998....................3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ....................................4
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS ............................................9

PART II.         OTHER INFORMATION............................................14


       (ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED IN U.S. DOLLARS
                           UNLESS OTHERWISE STATED.)

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                  MARCH 31,         DECEMBER 31,
                                                    1999                1998
                                               -------------       ------------
                                                (UNAUDITED)          (AUDITED)
                          ASSETS
Current
  Cash and short-term deposits                 $      79,256       $     78,279
  Accounts receivable                                 41,383             42,768
  Inventories                                         13,760             10,542
  Executive loans  (Note 2)                            2,975              2,924
  Deposits and prepaids                                3,254              3,357
                                               -------------       ------------
                                                     140,628            137,870

LONG-TERM INVESTMENTS (Note 3)                        10,055             10,055
CAPITAL                                               24,818             23,677
OTHER, net                                            27,769             28,317
                                               -------------       ------------
                                               $     203,270       $    199,919
                                               =============       ============

                        LIABILITIES
Current
  Accounts payable                              $      7,319       $     12,244
  Accrued liabilities                                  8,147              4,129
  Income taxes payable                                   594              1,004
  Customer prepayments                                13,956              4,516
  Current portion of long-term debt                      733                653
                                               -------------       ------------
                                                      30,749             22,546

LONG-TERM DEBT                                       125,836            126,182
                                               -------------       ------------
                                                     156,585            148,728
                                               -------------       ------------
                   SHAREHOLDERS' EQUITY
 Share capital (Note 4)                               20,939             19,428
 Warrants                                              8,244              8,244
 Retained earnings                                    18,345             24,748
 Cumulative translation adjustment                      (843)            (1,229)
                                               -------------       ------------
                                                      46,685             51,191
                                               -------------       ------------
                                                $    203,270       $    199,919
                                               =============       ============

The accompanying notes are an integral part of the consolidated financial statements

     BIOVAIL CORPORATION INTERNATIONAL CONSOLIDATED STATEMENTS OF INCOME

                 (all dollar amounts except per share data are
                    expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                     THREE MONTHS ENDED
                                                         MARCH 31,
                                                1999                    1998
                                            -----------             -----------
REVENUE

   Product Sales                            $    12,562             $    11,467
   Research and development
                                                  6,717                   7,844
   Royalty and  licensing                         8,952                   2,578
                                            -----------             -----------
                                                 28,231                  21,889
                                            -----------             -----------

EXPENSES

   Cost of goods sold                             5,039                   5,142
   Research and development                       5,324                   4,029
   Selling, general and administrative            6,245                   4,311
                                            -----------             -----------
                                                 16,608                  13,482
                                            -----------             -----------

OPERATING INCOME                                 11,623                   8,407
INTEREST INCOME (EXPENSE), net                   (2,792)                    (68)
                                            -----------             -----------
INCOME BEFORE INCOME TAXES                        8,831                   8,339
PROVISION FOR INCOME TAXES                          533                     491
                                            -----------             -----------
NET INCOME                                  $     8,298             $     7,848
                                            ===========             ===========


EARNINGS PER SHARE  (Note 7)                $      0.34             $      0.29
                                            ===========             ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                 24,603,400              26,736,000
                                            ===========             ===========

                        BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                         1999                      1998
                                                                    ------------              ------------
NET INFLOW (OUTFLOW) OF CASH RELATED
   TO THE FOLLOWING ACTIVITIES

OPERATING
  Net income for the period                                          $     8,298               $     7,848
  Depreciation and amortization                                            1,489                     1,164
                                                                     -----------               -----------
                                                                           9,787                     9,012
                                                                     -----------               -----------
  Changes in non-cash operating items:
    (Increase) decrease accounts receivable                                1,466                    (3,191)
    (Increase) decrease inventory                                         (3,030)                   (2,332)
    (Increase) decrease deposits and prepaid expenses                        103                       (78)
    Increase (decrease) accounts payable and accrued liabilities            (383)                      339
    Increase (decrease) income taxes payable                                (386)                      135
    Increase (decrease) customer prepayments                               9,440                     4,511
                                                                     -----------               -----------
                                                                           7,210                      (616)
                                                                     -----------               -----------
                                                                          16,997                     8,396
                                                                     -----------               -----------
INVESTING
  Additions to fixed assets, net                                          (1,611)                   (1,207)
  Executive stock purchase plan loans (Note 2)                               (52)                      213
  Acquisition of royalty interest                                             -                    (15,000)
  Long-term investments                                                       -                     (7,500)
                                                                     -----------               -----------
                                                                          (1,663)                  (23,494)
                                                                     -----------               -----------
FINANCING
  Acquisition of share capital (Note 4)                                  (14,933)                       -
  Issuance of share capital                                                1,424                     3,660
  Reduction in other  long-term debt                                        (300)                     (597)
  Repayment of other long-term debt                                           -                     15,000
                                                                     -----------               -----------
                                                                         (13,809)                   18,063
                                                                     -----------               -----------

EFFECT OF EXCHANGE RATE  CHANGES ON CASH                                    (548)                        8
                                                                     -----------               -----------

INCREASE (DECREASE) IN CASH                                                  977                     2,973
                                                                     -----------               -----------
CASH, AND SHORT TERM DEPOSITS,
BEGINNING OF PERIOD                                                       78,279                     8,275
                                                                     ===========               ===========
CASH,  AND SHORT TERM DEPOSITS,
END OF PERIOD                                                        $    79,256               $    11,248
                                                                     ===========               ===========

 The accompanying notes are an integral part of the consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S DOLLARS)
                                   (UNAUDITED)

1.       SIGNIFICANT ACCOUNTING POLICIES

         Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods except for those described in Note 7.

         1998 Figures

         Certain of the 1998 figures have been reclassified to conform to the 1999 presentation.

         For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1998.

         In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.

2.       EXECUTIVE LOANS

         Executive loans as at March 31, 1999 consist of Executive Stock Purchase Plan ("ESPP") loans of $2,975,407 made to finance the acquisition of shares of the Company on the open market by executive officers. The loans which are due on December 1, 1999, are secured by the shares of the Company owned by the executive officers, bear interest at 1/4% over the bank prime rate, which is equal to the Company's rate for borrowing.

3.       LONG-TERM INVESTMENTS

         In March, 1998, the Company made a $7,543,127 investment in a marketable securities fund for a term of two years. The investment is carried at cost, less provision to recognize any decline in value that is other than temporary. The fair value of the investment at March 31, 1999, was $5,152,658.

         In July, 1998, in connection with the acquisition from Celgene Corporation ("Celgene") of Canadian marketing and distribution rights in respect to immediate release and pulse release formulations of products containing d-methylphenidate hydrochloride, the

         Company made a $2,500,000 investment in common shares of Celgene, the supplier of the product. The fair value of the investment at March 31, 1999 was $3,195,008.

4.       SHARE CAPITAL

         From January 1, 1999 to March 31, 1999, in accordance with the Company's stock repurchase program, the Company has repurchased an additional 371,500 common shares at a cost of $14,933,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling$14,701,000 has been charged to retained earnings.

5.       LITIGATION

         From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating a number of such actions and the Company is vigorously defending these suits by denying infringement of the patents and has or will be asserting counterclaims seeking damages for violation of the anti-trust laws of the U.S. and for tortious interference with the Company's prospective business advantage. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in aggregate, will have a material adverse effect on its financial position, results of operations or cash flows.

6.       SEGMENTED INFORMATION AND MAJOR CUSTOMERS

         Biovail's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

         The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Steinbach, Manitoba, facilities and sales by the Crystaal Division.

         The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including IPL, and product development milestone fees.

         The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

         The following table sets forth information regarding segment operating income and segment assets:

                                                                        RESEARCH            ROYALTY
         THREE MONTHS ENDED                         PRODUCT          AND DEVELOPMENT          AND
         MARCH 31, 1999                              SALES                                 LICENSING          TOTAL
         -----------------------                 -------------       ---------------     --------------     ---------
         Revenues from external
              customers                            $  12,562            $    6,717          $ 6,952          $ 28,231
                                                   ---------            ----------          -------          --------

         Segment operating
              income                                   3,147                   942            8,753            12,842
         Unallocated amounts
            Selling, general and
              administrative expenses
            Interest (expense) income, net                                                                     (1,219)
                                                                                                               (2,792)
                                                                                                             --------
         Income before income taxes                                                                          $  8,831
                                                                                                             ========


                                                                     RESEARCH              ROYALTY
         THREE MONTHS ENDED                         PRODUCT         AND DEVELOPMENT          AND
         MARCH 31, 1998                              SALES                                LICENSING           TOTAL
         --------------                            ----------       ---------------      ----------           -----
         Revenues from external
              customers                            $  11,467          $    7,844          $  2,578          $ 21,889
                                                   ----------         ----------          --------          --------
         Segment operating
              income                                   3,618               3,367             2,423             9,408
         Unallocated amounts
            Selling, general and
              administrative expenses                                                                         (1,001)
            Interest (expense) income, net                                                                       (68)
                                                                                                            --------
         Income before income taxes                                                                         $  8,339
                                                                                                            ========


7.       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

a)     Reconciliation of net income under Cdn. and U.S. GAAP

                                                 THREE MONTHS ENDED MARCH 31
                                            (IN THOUSANDS EXCEPT PER SHARE DATA)
                                                  1999                   1998
                                                  ----                   ----
Net income under Cdn. GAAP..................  $   8,298                $  7,848
U.S  GAAP adjustments:
     Collection of warrant subscription
          receivable (i)....................       (640)                   (147)
Reversal of previously expensed product
          launch advertising costs (ii).....         58                       -
Compensation cost for employee stock
          options (iii).....................       (281)                   (559)
                                              ---------                --------
                                              $   7,435                $  7,142
                                              =========                ========
Earnings per share under U.S. GAAP
     Basic..................................  $    0.30                $   0.27
     Diluted................................  $    0.29                $   0.25
Weighted average number of common shares
     Outstanding under U.S. GAAP
     Basic..................................     24,603                  26,736
     Diluted................................     25,194                  28,386

(i) For the purposes of reporting under U.S. GAAP, companies are required to write off certain product launch and advertising costs incurred during the year. This adjustment represents the portion of product launch and advertising costs deferred under Canadian
      GAAP required to be written off under U.S. GAAP.

(ii)  See Note 7 (c)

(iii) For the purposes of reporting under the U.S. GAAP, the Company accounts for compensation expense for certain employee stock option plans under the provisions of Accounting Principles Board Opinion 25. No such expense is required to be determined under Cdn. GAAP.

b)       Comprehensive income

         Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for the reporting of comprehensive income and its components:

                                                                                    THREE MONTHS ENDED MARCH 31
                                                                                  --------------------------------
        Statement of comprehensive income (loss)                                      1999               1998
                                                                                      ----               ----

        Net income according to U.S. GAAP.............................               $ 7,435           $ 7,142
                                                                                     -------           -------
        Other comprehensive income (loss), net of tax
           Foreign currency translation  adjustment...................                   386                94
           Unrealized holding losses on long-term
               investments............................................                  (818)                0
                                                                                     -------           -------
        Other comprehensive loss......................................                  (432)               94
                                                                                     -------           -------
        Comprehensive income under U.S. GAAP..........................               $ 7,003           $ 7,236
                                                                                     =======           =======
    Accumulated other
         comprehensive
         loss balances

                                                  MARCH 31, 1999                                    MARCH 31, 1998
                                     -------------------------------------------    -------------------------------------------
                                       FOREIGN          UNREALIZED                       FOREIGN         UNREALIZED
                                       CURRENCY         LOSSES ON                       CURRENCY          LOSSES ON
                                     TRANSLATION       INVESTMENTS       TOTAL        TRANSLATION        INVESTMENTS      TOTAL
                                     -----------       -----------     ---------    ----------------     -----------     -------
    Balance, beginning
         of year                       $ (1,229)        $    (877)      $(2,106)         $(960)             $    -        $(960)
    Current year change                     386              (818)         (432)            94                               94
                                                                                                                 -
                                       --------         ---------       -------          -----              ------        -----
    Balance, end of year               $   (843)        $  (1,695)      $(2,538)         $(866)             $    -        $(866)
                                       =========        =========       =======          =====              ======        =====


c) The components of shareholders' equity under U.S. GAAP are as follows:

                                                                                 MARCH 31,                 DECEMBER 31,
                                                                                   1999                        1998
                                                                                ----------                 ------------
        Share Capital........................................                   $   20,939                  $   19,428
        Warrants.............................................                        8,244                       8,244
        Warrants subscription receivable, net................                       (5,675)                     (6,315)
        Retained earnings....................................                       17,845                      26,111
        Other comprehensive (loss) ..........................                       (2,538)                     (2,106)
                                                                                ----------                  ----------
                                                                                $   38,815                  $   45,362
                                                                                ==========                  ==========

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Revenues for the first quarter of 1999 were $28,231,000 compared with $21,889,000 in 1998. The increase was primarily due to an increase in product sales and royalty and licensing revenues. Net income increased 5.7% to $8,298,000 or $0.34 per share in the first quarter of 1999 compared with net increase of $7,848,000 or $0.29 per share in 1998.

REVENUE

Product sales for the first quarter of 1999 were $12,562,000 compared to $11,467,000 in 1998. In 1999 revenues were generated primarily on sales of Tiazac(R) to Forest Laboratories ("Forest") for the US market, Canadian market sales of Tiazac(R) by the Company's Crystaal Division ("Crystaal") and the shipment of product to distributors in Canada of Crystaal's two new products Brexidol and Retavase.

Research and development revenue from third party customers was $6,717,000 in the first quarter of 1999, compared to $7,844,000 in the first quarter of 1998. In 1998 the majority of revenue was based on product development activities on behalf of Intelligent Polymers Limited ("IPL"). The decrease in research and development revenues in 1999 compared with 1998 reflects the fact that 1998 includes milestone payments of $5,000,000 from Teva Pharmaceutical Industries Ltd. ("Teva").

Royalty and licensing revenue, net of related expenses totaled $8,952,000 in the first quarter of 1999 compared to $2,578,000 in 1998. The first quarter of 1999 was favorably impacted by licensing fees that relate to an undisclosed product.

COST OF GOODS SOLD AND GROSS MARGINS

The cost of goods sold as a percentage of product sales was 40% in the first quarter of 1999 as compared to 45% in 1998. The Company's gross margins are impacted by product sales price, product mix, manufacturing volumes and manufacturing costs.

Gross margins of 1999 on product sales for the first quarter were 60% as compared to 55% of for the first quarter of 1998. The increase in gross margins is due to the impact of higher margins on new products and a higher level of Tiazac(R) trade product shipments.

RESEARCH AND DEVELOPMENT

Research and Development expenses for the first quarter of 1999 were $5,324,000 as compared to $4,029,000 in 1998. The increased spending relates to the increased level of activity in respect to branded generic products being developed on behalf of IPL and other activities for third party contract development customers.

SELLING, GENERAL AND ADMINISTRATIVE

Selling general and administrative expenses increased to $6,245,000 in the first quarter of 1999 compared to $4,311,000 in 1998. The increase is primarily a result of increased sales and marketing expenses related to the launch of Brexidol and Retavase by Crystaal in Canada and increased legal costs.

OPERATING INCOME

Operating income for the first quarter of 1999 was $11,623,000 compared to $8,407,000 for the comparable period in 1998. Segment operating income for the first quarter of 1999, before unallocated selling, general and administrative expenses, was $12,842,000 compared to $9,408,000 in 1998. Of the 1999 total, product sales accounted for $3,147,000 compared to $3,618,000 in the previous year. The income relates primarily to the increased sales relating to new product launches for the Canadian market. The research and development segment accounted for $942,000 in 1999 compared to $3,367,000 in 1998, which included contribution to margins in respect of milestones attained under the Teva development agreement. Royalty and licensing activities generated segment operating income of $8,753,000 in 1999, compared with $2,423,000 in 1998. The increase relates to the licensing of a product developed by the Company.

INTEREST

Net interest expense was $2,793,000 in the first quarter of 1999 compared to $68,000 in 1998. The increase is due to the interest expense associated with the issuance in November, 1998 of the $125,000,000 US Dollar Senior Notes bearing interest at 10 7/8%.

INCOME TAXES

Income taxes in the first quarter of 1999 were $533,000 compared to $491,000 in 1998. The Company's tax provision is reflective of the geographic sources of income at the appropriate rates within each tax jurisdiction.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and short-term deposits of $79,256,000 at March 31, 1999, as compared to $78,279,000 at December 31, 1998. As at March 31, 1999 the Company's working capital was $109,879,000 compared to $115,324,000 at December 31, 1998 which represented a working capital ratio of 4.6: 1 as compared to 6.1: 1.

Cash flow from operating activities (after adding back non-cash charges) was $16,997,000 and $8,396,000 in 1999 and 1998 respectively. Cash requirements for non-cash operating items increased in the first quarter of 1999 mainly due to an increase in customer prepayments from IPL and Forest.

Investing activities in the first quarter of 1999 related primarily to fixed asset additions of $1,611,000. In the comparable 1998 period investing activities included the acquisition of the royalty interest from Galephar of $15,000,000, long term investments of $7,500,000 and additions to fixed assets of $1,207,000, offset in part by a net prepayment of executive loans of $213,000.

Net cash used in financing activities of $13,809,000 in the first quarter of 1999 compared to net cash generated from financing activities of $18,063,000 in 1998. The 1999 cash requirement reflects the repurchase of common shares in the amount of $14,933,000 and the repayment of long term debt of $300,000, offset in part by the issuance of share capital on the exercise of stock options of $1,424,000. Financing activities in the comparable 1997 period generated cash of $18,063,000. This amount comprised of an increase of $15,000,000 in long-term debt, $3,660,000 from the issuance of shares on the exercise of stock options offset by prepayments of long-term debt of $597,000.

Exchange rate changes in foreign cash balances resulted in a decrease in cash of $548,000 in the first quarter of 1999 compared to an increase in cash of $8,000 in 1998.

Overall the company had positive cash flow of $977,000 for the three months ended March 31, 1999 compared with $2,973,000 in 1998.

The Company's total long-term debt (including current portions thereof) was $126,569,000 as at March 31, 1999 compared to $127,350,000 at December 31, 1998.
Long term debt is comprised of $125,000,000 U.S. Senior Notes and the balance of a non-interest bearing government loan.

The Company believes it has adequate capital and sources of short-term financing to support its ongoing operational requirements. Furthermore, the Company believes it will be able to obtain long-term capital, if necessary, to support its growth objectives. There can be no assurance, however, that these financial resources will be available on acceptable terms and will be sufficient to sustain the Company's longer term growth objectives.

The Company and its subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In the first three months of 1999, revenue was generated in the following proportions: 88% in U.S. dollars, 12% in Canadian dollars. In addition, expenses were incurred in the following proportions: 63% in U.S. dollars, and 37% in Canadian dollars. The Company does not believe that its exposure to foreign currency exchange risk is significant because of the relatively minor, and diminishing, proportion of Canadian dollar to U.S. dollar denominated transactions. The Company has not historically utilized foreign currency hedging instruments.

Inflation has not had a material impact on the Company's operations.

YEAR 2000 COMPLIANCE

The "Year 2000 issue" arises because many computer hardware and software systems use only two digits to represent the year. As a result, these systems and programs may not process dates beyond 1999. The Company is reliant upon information technology primarily in the areas of financial management and manufacturing. The Year 2000 issue has potential implications for the Company's business applications and for its automated pharmaceutical manufacturing processes, which may be reliant on process controllers and electronic measuring devices.

Responsibility for overseeing the Company's response to the Year 2000 issue has been assigned to the Chief Financial Officer. A Year 2000 project team has been assembled and management of the project has been assigned to the Manager of Information Technology.

As part of its Year 2000 preparedness program, the Company purchased and is now in the final stages of installing an enterprise-wide business system to handle financial and manufacturing applications at all of its locations. The Company expects the system to be fully functional in mid-1999. Although the system was represented by the vendor to be Year 2000 compliant, the Company is performing detailed analysis of all applications to ensure compliance.

The Company's approach to Year 2000 readiness has focused on:

1 Business system hardware and software, including interfaces with third party systems.

2. Embedded technologies related to equipment that controls laboratory testing, pharmaceutical manufacturing, environmental and communication equipment.

3.   Business relationships with vendors and customers.

After initial identification of all areas that might be affected by the Year 2000 issue, the Company performed an impact analysis to assess the relative risk potential for the Company's operations. Based on this, priorities for detailed system analysis were established and planning for appropriate remedial action was undertaken. The project team has been working with consultants and other third parties to implement this remedial plan. The plan includes testing for the business system and other ancillary systems and equipment, including facility environmental systems, phone, fax and desktop computers. Testing of all systems includes simulation of dates prior to, during and after the century change. This effort is expected to be completed by mid-1999.

Costs.

The Company estimates that the cost of achieving Year 2000 compliance (excluding the cost of purchasing the new business system) will be approximately $500,000. All costs which are not deemed material, will be expensed.

Risks and contingency plans.

Examples of the risks that the Year 2000 issue could pose, are as follows:

1. Business applications such as payroll, accounts payable and purchasing could be disrupted until the systems can be corrected.

2. Manufacturing operations could be disrupted and product quality affected through failure of environmental systems.

3. Manufacturing operations could be adversely affected through disruptions in the provision of critical supplies and services by vendors.

4. Non-compliance on the part of a major customer might adversely effect that customer's ability to pay for the Company's products.

The Company is in the process of developing a contingency plan, which it expects to complete by mid-1999, to address the possibility of the Company and/or its suppliers not being Year 2000 compliant. The plan will specifically address the risks presented to manufacturing and product quality.

The Company believes that it is taking the necessary steps to resolve Year 2000 issues; however, there can be no assurance that one or more such failures would not have a material adverse effect on the Company.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this annual report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

                        BIOVAIL CORPORATION INTERNATIONAL
                           PART II - OTHER INFORMATION

1.       OPERATIONAL INFORMATION

         The press releases issued by the Company from January 1, 1999 to filing of the SEC form 6-K are attached as the following exhibits:

          a) On January 5, 1999, the Company announced that Tiazac(R) received Ontario approval.

          b) On January 19, 1999, the Company and H. Lundbeck A/S sign agreements on Celexa, Biovail to develop controlled release Citalopram for worldwide markets, Companies to co-promote Celexa in Canada.

          c) On February 10, 1999, the Company announced that Celexa has been approved in Canada by Health Canada's Therapeutic Products Program.

          d) On February 25, 1999, the Company reported record 1998 fourth quarter and year end financial results.

          e) On March 4, 1999, the Company announced Brexidol marketing approval in Canada.

          f) On April 28, 1999 the Company reported record 1999 first quarter financial results.

          g) On May 6, 1999, the Company announced the re-implementation of Stock Repurchase Program

          h) On May 19, 1999, the Company announced signing of an agreement with Mylan Laboratories Inc. and a subsidiary of Teva Pharmaceutical Industries Ltd. for the marketing of a generic version of Verelan(R).

2.       LEGAL PROCEEDINGS

         For detailed information concerning legal proceedings, reference is made to Note 16 in the financial statement contained as part hereof and to the Annual Report on Form-20F for the year ended December 31, 1998.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Biovail Corporation International





May 27, 1999                                   By  /s/ Kenneth G. Howling
                                                   ----------------------
                                               Kenneth G. Howling
                                               Vice President, Finance   and
                                               Chief Financial Officer